Capitol Investment Corp. IV

1300 17th Street, Suite 820

Arlington, VA 22209

June 6, 2019

VIA EDGAR

Ms. Sherry Haywood

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Capitol Investment Corp. IV (the "Company")
Registration Statement on Form S-4 originally filed April 11, 2019
(File No. 333-230817) ( the "Registration Statement")

Dear Ms. Haywood:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:00 A.M., Monday, June 10, 2019, or as soon thereafter as practicable.

Very truly yours,

CAPITOL INVESTMENT CORP. IV

By:	/s/ Mark D. Ein
Mark D. Ein Chief Executive Officer